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                                                                    EXHIBIT 99.1



                 CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE
                  HARBOR PROVISIONS OF THE PRIVATE SECURITIES
                         LITIGATION REFORM ACT OF 1995

  The Company wishes to inform its investors of the following important factors that in some cases have affected, and in the future could affect, the Company's results of operations and that could cause such future results of operations to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. Disclosure of these factors is intended to permit the Company to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Many of these factors have been discussed in prior SEC filings by the Company or by Howmet Corporation.

  Although the Company has attempted to list comprehensively these important cautionary factors, the Company wishes to caution investors that other factors may in the future prove to be important in affecting the Company's results of operations. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

EFFECTS OF INDUSTRY ECONOMIC CONDITIONS AND CYCLICALITY

  The Company derives approximately 69% of its revenues from the commercial aerospace industry. The commercial aerospace industry is a cyclical business, and the demand by commercial airlines for new aircraft historically has been highly related to the stability and health of the United States and world economies. Aircraft delivery trends vary in direct relation to the general economic cycle, with an approximate two year lag. The United States airline industry as a whole has reported a return to profitability in 1995 through 1997 after several years of operating losses in the early 1990s. There can be no assurance, however, that the improved operating performance of the commercial airlines will continue or that deliveries of engines for large commercial aircraft will not decline in the future. Any developments in the commercial aerospace market resulting in a reduction in the rate of aircraft engine deliveries in the future, including future cancellations and deferrals of scheduled deliveries, could materially adversely affect the Company's financial condition and results of operations. The Company's revenues from its industrial gas turbine ("IGT") castings are subject to changes in global electric power demand and other market factors. Changing economic and political conditions in the United States and in other countries, including those in Asia, where economic disruption could delay receipt of aerospace or industrial gas engines, could have a material effect on the Company's operations.

CONCENTRATED CUSTOMER BASE

  A substantial portion of the Company's business is conducted with a small number of large aerospace and industrial gas turbine customers, including The General Electric Company through its Aircraft Engine and Power Systems Groups and United Technologies Corporation's Pratt & Whitney Division. The Company's top ten customers in the aggregate accounted for approximately 62% of 1997 net sales. Approximately half of the Company's business is derived from multi-year contracts with its customers, which typically last three years and generally give the Company the right and obligation to fill a specified percentage of the customer's requirements but generally do not provide the Company with any minimum order commitments. The Company typically renegotiates these contracts during the last year of the contract period, and, during the renegotiation process, customers frequently solicit bids from the Company's competitors. Some of the contracts require specified price reductions over the term of the contract based on lower production costs as programs mature, shared benefits from other cost reductions resulting from joint production decisions, and negotiated reductions.

  Military and defense contractor sales comprised approximately 14% of the Company's 1997 sales. United States defense spending in markets served by the Company has been declining since the 1980s, and continued reductions in defense budgets or military aircraft procurement could adversely affect the Company's results of operations.

  The Company's financial condition and results of operations could be materially adversely affected if one or more of the Company's key customers shifted a material amount of its work from the Company. In addition, the

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Company could also be materially adversely affected by any substantial work stoppage or interruption of production at any of its major customers or at any of the major aircraft manufacturers, and could be materially adversely affected if one or more key customers reduce or cease conducting operations.

COMPETITION

  The Company competes against Precision Castparts Corp. ("PCC"), its principal competitor, and other investment cast manufacturers. Competition in investment casting is based primarily on technological sophistication, quality, price, service and delivery for orders from large, well-capitalized customers with significant market power. Management believes that the Company and PCC account for most of the total aerospace turbine engine and IGT casting production, except for the captive foundries owned by two European customers. Because competition is based to a significant extent on technological capabilities and innovations, there can be no assurance that PCC or any other of the Company's competitors will not develop products and/or processes that would give them a competitive advantage in the Company's markets.

PRICING PRESSURES

  The Company has experienced pressure from all of its major customers for price reductions. This pressure is the result of the competitive environment which the Company's original equipment manufacturing ("OEM") customers are facing in the selling of their products in the worldwide market. Because winning an initial order by an OEM generally provides it with a long-term profitable market for sales of spare parts, fierce competition exists and has resulted in reduced prices which OEMs receive in the market. Pressure for reduced prices is then exerted by OEMs on their suppliers. The future profitability of the Company will depend upon, among other things, its ability to continue to reduce its per unit costs and maintain a cost structure that will enable it to remain cost-competitive.

AVAILABILITY AND COST OF RAW MATERIALS

  Raw materials used by the Company include a number of metals and minerals, including titanium, hafnium, aluminum, nickel, cobalt, molybdenum and chromium, among others. Prices of these materials can be volatile, and the Company engages in forward purchases of some of these materials under certain market conditions, and passes certain price fluctuations through to customers pursuant to its long-term agreements. The Company ordinarily does not otherwise attempt to hedge the price risk of its raw materials. For some of the supplies and raw materials it purchases, including certain metals, the Company has no fixed price contracts or arrangements. Commercial deposits of certain metals, such as cobalt, nickel, titanium, and molybdenum, that are required for the alloys used in the Company's precision castings, are found in only a few parts of the world, and for certain materials only single sources are readily available. The availability and prices of these metals and other materials may be influenced by private or governmental cartels, changes in world politics, unstable governments in exporting nations, production interruptions, inflation and other factors. Although the Company has not experienced significant shortages of its supplies and raw materials in the past twenty years, there can be no assurance that such shortages will not occur in the future. Any such shortages or price fluctuations could have a material adverse effect on the Company.

CONTROL BY AND RELATIONSHIP WITH THIOKOL

  Thiokol Corporation ("Thiokol") beneficially owns 62% of the outstanding Common Stock and owns all of the outstanding non-voting 9.0% Series A Senior Cumulative Preferred Stock of the Company. Accordingly, subject to the right of Carlyle-Blade Acquisition Partners ("Carlyle-Blade Partners") under the Shareholders Agreement between it and Thiokol to designate one director, Thiokol will be able to control the election of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company (including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company, the incurrence of indebtedness by the Company, the issuance of any additional Common Stock or other equity securities of the Company, the repurchase or redemption of Common Stock or preferred stock of the Company and the payment of dividends with respect to the Common Stock), and will be able to do so as long as it continues to own more than 50% of the voting power of the Company's capital stock. Similarly, Thiokol will have the power to determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, will have the power to prevent or cause a change in control of the Company and


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could take other actions that might be favorable to Thiokol. For further details in this regard, see "Arrangements Among the Company, Carlyle and Thiokol" on pages 13-15 of the Company's definitive Proxy Statement dated March 24, 1998.

POTENTIAL CONFLICTS OF INTEREST ARISING FROM THIOKOL RELATIONSHIPS

  As a result of Thiokol's ownership of Common Stock of the Company and its intercompany agreements with the Company or otherwise, various conflicts of interest between the Company and Thiokol could arise. Ownership interests of directors or officers of the Company in Common Stock of Thiokol, if any, or service as a director or officer of both the Company and Thiokol could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and Thiokol. The Restated Certificate of Incorporation of the Company includes certain provisions relating to the allocation of business opportunities that may be suitable for both the Company and Thiokol. In addition, under Delaware corporate law, officers, directors and controlling stockholders of the Company have certain fiduciary duties to the Company's stockholders.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL MATTERS

  Certain of the Company's products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, the Company is directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. Similarly, changes in the regulations or other requirements relating to parts manufactured by the Company could adversely affect the competitiveness of any Company part affected by such changes.

  The Company is subject to comprehensive and changing federal, state, local and international laws, regulations and ordinances (together, "Environmental Laws") that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances and materials, including liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA," the federal "Superfund" statute), and similar state statutes for the investigation and remediation of environmental contamination at properties owned and/or operated by the Company and at off-site locations where it has arranged for the disposal of hazardous substances. The Company is involved from time to time in legal proceedings involving remediation of environmental contamination from past or present operations, as well as compliance with environmental requirements applicable to ongoing operations. There can be no assurance that material costs or liabilities will not be incurred in connection with any such proceedings, claims or compliance requirements or in connection with currently unknown environmental liabilities.

  If it is determined that the Company is not in compliance with current Environmental Laws, the Company could be subject to penalties. The amount of any such penalties could be material. In addition, the Company uses solvents, waxes, metals, caustics, acids, oils and other hazardous substances, and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or from an off-site disposal facility, the Company may be held liable and may be required to pay the cost of remedying the condition. The amount of any such liability could be material.

  The Company's facilities have made, and will continue to make, expenditures to comply with current and future Environmental Laws. The Company anticipates that it could incur additional capital and operating costs in the future to comply with existing Environmental Laws and new requirements arising from new or amended statutes and regulations. In addition, because the applicable regulatory agencies have not yet promulgated final standards for some existing environmental programs, the Company cannot at this time reasonably estimate the cost for compliance with these additional requirements. The amount of any such compliance costs could be material.

  Certain potential sources of liability under the Environmental Laws, as well as other information relating to

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environmental matters, including rights of the Company to indemnification for substantial portions of these potential liabilities, are described in the Report to which this exhibit is attached under "Business--Environmental Matters.

FAILURE OF PECHINEY TO REPAY THE PECHINEY NOTES

  In 1988, Pechiney Corporation (now the Company's subsidiary Howmet Holdings Corporation ("HHC")) issued notes maturing in 1999 to third parties in connection with the purchase of an unrelated business. The aggregate outstanding principal amount of those notes as of December 31, 1997 was $716.4 million. Payments required to be made under or in connection with those notes (the "Pechiney Notes") are expected to be made (i) by Pechiney, S.A., a French company (which had 1997 net sales of approximately 69.7 billion French francs and total assets as of December 31, 1997 of 59.5 billion French francs), pursuant to its agreements with HHC and its note deposited in a restricted trust (the "Restricted Trust"), or (ii) if Pechiney, S.A. fails to make such payments, by draws under letters of credit issued to the Restricted Trust in the aggregate amount of $772 million by Banque Nationale de Paris ("BNP"), a French bank which has an A+ credit rating from Standard & Poor's Ratings Group ("S&P"), or (iii) if there is an impediment to a draw under such BNP letters of credit, by draws under substantially identical "back-up" letters of credit issued to the Restricted Trust in the aggregate amount of $772 million by Caisse des Depots et Consignations ("CDC"), a French bank which has an AAA credit rating from S&P. In addition, if for any reason required payments are not made with respect to the Pechiney Notes, the holders could draw on a third set of letters of credit (also issued by BNP). Pechiney is solely responsible as reimbursement party for draws under the various letters of credit referenced above, and, by agreement with the banks, neither HHC nor the Company has any responsibility therefor. However, HHC remains liable as the original issuer of the Pechiney Notes in the event that Pechiney defaults and both banks fail to meet their obligations under their respective letters of credit. Such event would have a material adverse effect on
the Company's financial condition.   For further details in this regard, see
Note 8 of Notes to Financial Statements on page 27 of the Company's 1997 Annual Report to Stockholders attached as Exhibit 13 to the Report to which this
Exhibit is attached.



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